QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to
Regulation 424(b)(4)
File No. 333-84148

PROSPECTUS

PPT VISION, INC.

5,513,000 Rights
to Purchase 5,513,000 Units

        PPT Vision, Inc. hereby offers to each holder of record of its Common Stock the right ("Right") to purchase, at a price of $1.00 per Unit, Units consisting of one share of Common Stock and a warrant to purchase an additional one-half share of Common Stock.

        Each Shareholder will be granted the right to purchase one Unit for every share owned on March 22, 2002. The Rights are exercisable until May 3, 2002.

        Shareholders exercising Rights will also have the opportunity to subscribe for additional Units in an amount equal to the number of Rights exercised, subject to availability. As an alternative, each Shareholder has the right to purchase up to an aggregate of one thousand (1000) Units regardless of the number of shares owned. Should any Units remain at the close of this Offering, Shareholders who indicate an interest to purchase additional shares may be offered the opportunity to do so.

        Shareholders will not have the right to revoke subscriptions for Units once properly completed Rights Certificates and payment have been received by the Company's transfer agent.

        There will be no escrow and there is no aggregate minimum in connection with the Rights Offering. Existing Shareholders have advised the Company, however, that they intend to exercise their Rights in connection with this offering. See "Description of Securities and Terms of Offering—Commitment of Existing Shareholders."

        On April 1, 2002, the closing price of the Company's Common Stock on the Nasdaq National Market System was $1.30.

These Securities have not been approved or disapproved by the
Securities and Exchange Commission nor has the Commission
passed upon the accuracy or adequacy of this Prospectus.
Any representation to the contrary is a criminal offense.

An investment in the securities offered hereby
involves substantial risk. See "Risk Factors" beginning on page 4.

The date of this Prospectus is April 2, 2002

SUMMARY OF PROSPECTUS

Rights Offering

        PPT Vision, Inc. (the "Company") is hereby offering to holders of its Common Stock, $.10 par value, the right to purchase, at a price of $1.00 per Unit ("Rights Exercise Price"), Units consisting of Common Stock and Warrants, with one Unit being offered for every share of Common Stock currently owned. The Offering Period began on the date of this Prospectus and will continue until the Termination Date, unless extended by the Company. Shareholders exercising Rights will also have the right to subscribe for additional Units in an amount equal to the number of Rights exercised by such Shareholder to the extent Rights are not exercised by other Shareholders ("Oversubscription Privilege"). As an alternative to exercising their Rights and the Oversubscription Privilege, each Shareholder will be given a Right to purchase up to 1000 Units. Should any Units remain at the close of this Offering, Shareholders who fully exercise the Rights offered and indicate an interest to purchase additional shares may be offered the opportunity to do so. See "Description of Securities and Terms of Offering."

        The Rights are being offered pursuant to a Registration Statement on Form S-3 to holders of record of the Company's Common Stock on the Record Date. Each Shareholder will receive a Rights Certificate evidencing the Shareholder's Rights.

Securities Offered	5,513,000 Units of Common Stock offered to the current holders of the Company's Common Stock. Each Unit consists of a share of Common Stock and a Warrant to purchase an additional one-half share.
Shares of Common Stock Outstanding	5,512,118 shares prior to offering; 11,025,118 shares if all the Units being offered pursuant to this Offering are acquired; 13,781,618 if all Units are purchased and all Warrants exercised.
Rights Exercise Price	$1.00 per Unit.
Warrant	Each Unit includes a Warrant. Warrants may be exercised together to give the holder the right to purchase shares of Common Stock at a price of $2.50 per share until September 30, 2003.
Non-transferability of Rights
The Rights may not be assigned or transferred. To the extent that the shareholder is an Individual Retirement Account or other qualified plan, those Rights may be exercised by the beneficial owner of the plan in either a representative capacity on behalf of the plan, or personally in the beneficial owner's name. All Rights not exercised will expire on the Termination Date.
Use of Proceeds	Working Capital.
Stock Symbol	PPTV.
Warrant Symbol	PPTVW.
Record Date	March 22, 2002.
Termination Date	May 3, 2002.
Oversubscription Privilege
The Oversubscription Privilege entitles any Shareholder who exercises all of the Rights issued to such Shareholder the right to purchase additional Units up to one times the number of Rights exercised. For example, a Shareholder who owns 5,000 shares will have the right to purchase 5,000 Units, and pursuant to the exercise of the Oversubscription Privilege, will have the right to purchase up to an additional 5,000 Units. Units will be issued pursuant to the Oversubscription Privilege only if less than all the Rights have been exercised. If there is an insufficient number of Units to fill all Oversubscriptions, the available Units will be allocated on a pro rata basis.

1000 Unit Right	As an alternative to exercising its Rights and the Oversubscription Privilege, each Shareholder will have the right to purchase up to 1000 Units regardless of the number of shares owned.
Minimum Purchase	Shareholders exercising Rights must purchase a minimum of 100 Units.
Remaining Units
Should any Units remain at the close of this Offering, Shareholders who fully exercise the Rights offered and indicate an interest to purchase additional shares may be offered the opportunity to do so.
Federal Income Tax Consequences
Generally, Shareholders will not recognize any gain or loss upon receipt of the Rights and the related Oversubscription Privilege and 1000 Unit Right and no gain or loss will be recognized by Shareholders upon exercise of the Rights or the Oversubscription Privilege or Round Lot Privilege. See "Federal Income Tax Considerations."

Risk Factors

        An investment in the Units offered hereby involves a high degree of risk, including the risks associated with a company that has a history of unprofitable operations. See "Risk Factors."

Method of Subscription

        The Company is mailing to each Shareholder of record on the Record Date a Rights Certificate evidencing the Shareholder's Rights to purchase up to a specific number of Units. The Rights will expire on the Termination Date, unless the offering is extended, at the sole discretion of the Company. See "Description of Securities and Terms of Offering—Procedure for Exercise of Rights; Withdrawal Rights; Extension of Offering."

The Company

        PPT VISION, Inc. designs, manufactures, markets, and integrates 2D and 3D machine vision-based automated inspection systems for manufacturing applications. Machine vision-based inspection systems enable manufacturers to realize significant economic paybacks by increasing the quality of manufactured parts and improving the productivity of manufacturing processes. The Company's 2D machine vision product line is sold on a global basis to end-users, system integrators, and original equipment manufacturers (OEM's) primarily in the electronic and semiconductor component, automotive, medical device, and packaged goods industries. The Company's SpeedScan 3D™ sensor, incorporating the Company's patented high-speed Scanning Moiré Interferometry™ technology, is sold to OEM's for specific applications. The Company's PPT861™ 3D scanning system, which uses the Company's SpeedScan 3D sensor, is an application-specific inspection solution targeted at inspection of leaded and bumped components in the semiconductor back-end manufacturing process, inspection of surface-mount electronic connectors, and inspection of components used in hard disk drives.

Purpose of Offering

        The Company is conducting the Rights Offering to raise working capital. The Company believes that a Rights Offering to its existing Shareholders will enable it to raise capital without incurring some of the expenses that incur in connection with other types of offerings.

RISK FACTORS

        Investors should carefully consider the following matters in connection with an investment in the Units in addition to the other information contained or incorporated by reference in the Prospectus. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

        We have incurred losses in each of the last three years.    We have been unprofitable in each of the last three years. In 1999, our net loss was $7,734,000. In 2000, our net loss was $3,598,000. In 2001, our net loss was $4,843,000. We cannot guarantee that we will be profitable in fiscal 2002. Even should we become profitable, we cannot guarantee that we will be able to maintain or increase that profitability.

        Our future success is dependent upon sales of our SMI™ technology.    Over the last five years, we have acquired patent rights for Scanning Moiré Interferometry ("SMI") and incurred significant expenditures in developing this technology. Our SMI technology has been incorporated into our PPT861 inspection system. In order to achieve profitability, we need to successfully introduce the PPT861 and achieve continued revenues from this product line. There can be no assurance that we can do this.

        We have encountered significantly increased competition from lower priced competitive products.    Several of our competitors have introduced lower priced 2D vision inspection systems that present a significant challenge to us. Although these competitors' products do not include all the features of our Passport™ and Scout™ product lines, they may provide vision inspection solutions for some customers at attractive prices. Although we have introduced the Impact™, a lower priced, high-performance 2D inspection system, we cannot guarantee that the Impact will successfully compete in this market.

        Our market is characterized by rapidly changing technology and new product development.    Our future success depends upon our ability to keep pace with this evolving market. We need to continue enhancing our current products, developing and introducing new products, responding to changes in customer requirements and achieving market acceptance. Our failure to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on our business, results of operations, financial condition and liquidity. Even if we do enhance our current products, develop new products, and remain responsive to our customers, we cannot assure that we will achieve market acceptance.

        We are dependent upon a limited number of principal customers.    In each of the past several years, we have had one or more customers that have accounted for ten percent or more of our net revenues. For instance, during the fiscal year ending October 31, 2001, revenue from Tokyo Weld, Co., Ltd. accounted for 22% of net revenues and revenue from Simac Masic B.V. accounted for 11% of net revenues. We do not have in effect long-term agreements with these customers under which they agree to continue purchasing significant quantities of our products. The loss of, or significant decrease in purchases by, any of our principal customers and subsequent failure to replace those customers could have a material adverse effect on our results of operations.

        Our revenues are dependent in part on capital spending in the electronics and semiconductor industries.    The electronics and semiconductor industries combined have historically accounted for over 50% of all machine vision industry sales. Capital spending on new manufacturing capacity by these industries has historically been very cyclical and is currently in the midst of a very pronounced down cycle. We have historically received over 60% of our revenue flow from electronic component inspection applications. As such, our revenue results have been adversely affected over the past three quarters and there can be no assurance as to when capital spending in these industries will begin a cyclical upturn. As a result, we believe that our revenues in the second quarter ending April 30, 2002, will be significantly below those of our second quarter of fiscal year 2001 and will likely be below those of the first quarter of fiscal year 2002.

        We rely heavily on our proprietary technology, much of which is protected as trade secrets.    We rely heavily on our image acquisition and image processing hardware designs, along with proprietary software technology. We have been issued patents, or obtained licenses to patents, in the past on certain technology and have patents pending on new technologies. We currently rely most heavily on protecting our proprietary information as trade secrets. We cannot ensure that the steps we take will be adequate to prevent misappropriation of our technology by third parties. We also cannot be certain that the steps taken will be adequate under the laws of some foreign countries, which may not protect our proprietary rights to the same extent as do laws of the United States. In addition, the possibility exists that others may "reverse engineer" our products in order to determine their method of operation and then introduce competing products. Further, many high technology markets, including segments of the machine vision industry, are characterized by the existence of a large number of patents and frequent litigation for financial gain based on patents with broad, and often questionable, applications. As the number of our products increases, the markets in which our products are sold expands and the functionality of those products grows and overlaps with products offered by competitors. We have been sued for patent infringement in the past and may be subject to patent infringement claims in the future. In addition to being expensive and time consuming for us, protracted litigation to defend or to prosecute intellectual property could result in some customers deferring or limiting their purchase of our product until resolution of the litigation. Although we do not believe that any of our products or proprietary rights infringe upon the valid rights of third parties, we cannot guarantee that infringement claims will not be asserted against us in the future or that any such claims will not require us to enter into royalty arrangements or result in costly litigation.

        Our revenue fluctuates from year to year.    We have experienced annual fluctuations in operating results and anticipate that these fluctuations will continue. These fluctuations have been caused by various factors, including the order flow of our principal customers, the timing and acceptance of new product introductions and enhancements and the timing of product shipments. Future operating results may fluctuate as a result of these and other factors, including our ability to continue to develop innovative products, the announcement or introduction of new products by our competitors, our product and customer mix, and the level of competition and overall trends in the economy.

        We are dependent on a limited number of outside contractors and suppliers for a substantial portion of our components and assembly needs.    We currently contract with third party assembly houses for a substantial portion of our components and assembly needs. Although we inspect these components prior to final assembly, reliance on outside contractors reduces our control over quality and delivery schedules. The failure by one or more of these subcontractors to deliver quality components in a timely manner could have a material adverse effect on our results of operations. In addition, a number of the components integral to the functioning of our products are available from only a single supplier or from a limited number of suppliers. Any interruption in or termination of supply of these components, material changes in the purchase terms, or reductions in their quality or reliability, could have a material adverse effect on our business or results of operations.

        A significant portion of our revenue arises from international markets.    In the years ending October 31, 2001, 2000 and 1999, sales of our products to customers outside of the United States accounted for approximately 55%, 47% and 26%, respectively, of our net revenues. We anticipate that international revenue will continue to account for a significant portion of our net revenues. Our operating results are subject to the risks inherent in international sales, including various regulatory requirements, political and economic changes and disruptions, transportation delays and difficulties in staffing and managing foreign sales operations and distributor relationships. In addition, fluctuations in exchange rates may render our products less price competitive relative to local product offerings. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our operating results.

        The costs to remain competitive may adversely affect our financial performance.    We compete with other vendors of machine vision systems, some of which have greater financial and other resources than we do. We cannot be sure that we will be able to compete successfully in the future. In addition, to remain competitive we may be required to incur significant costs to increase our engineering research, development, marketing and customer service efforts. Competitive pressures may result in price erosion or other factors that adversely affect our financial performance.

        We are dependent on key personnel.    Our success depends in large part upon the continued services of many of our highly skilled personnel involved in management, research and product development and sales. We must also be able to attract and retain additional highly qualified employees. The loss of services of these key personnel could have a material adverse effect on us. We do not have key-person life insurance on any of our employees.

        We may be unable to utilize our net operating loss if we fail to generate sufficient taxable income.    The utilization of the net operating loss carryforward is dependent upon our ability to generate sufficient taxable income during the carryforward period. In fiscal 2001, there was no tax provision due to the net loss for the period. At October 31, 2001, we had available net operating loss and tax credit carryforwards for income tax purposes of approximately $17.8 million and $0.9 million, respectively. These carryforwards expire in the years ending October 31, 2002 through October 31, 2021.

        Our Common Stock would be subject to delisting from Nasdaq if it fails to maintain a price of $1.00 per share or if the market for our publicly held shares drops below $5.0 million.    Under the rules of the Nasdaq National Market, we are subject to delisting of our Common Stock if it fails to maintain a bid price of $1.00 per share or the market value of our publicly held shares is less than $5,000,000 for any 30 day period, subject to a 90 day grace period during which we would need to achieve the criteria for 10 consecutive trading days. If we fail to meet the Nasdaq criteria in the future, our common stock will be subject to delisting from the Nasdaq National Market.

        There can be no assurance that a market will develop for our Warrants.    We intend to initially list our Warrants on the OTC Bulletin Board. The OTC Bulletin Board is often characterized by wide spreads between bids and offers and may result in an illiquid, thinly traded market for our Warrants. If the Warrants subsequently become eligible for trading on the Nasdaq SmallCap Market or National Market System, we may apply to have the Warrants listed on one of those markets. There can be no assurance that the Warrants will trade on these markets in the future.

RECENT DEVELOPMENTS

        The Company recently completed the first quarter of fiscal 2002 and reported revenues of $1.7 million which represented a 66% decrease from the same quarter of fiscal 2001. This decrease is due to the extremely weak economy in general and more specifically to the lack of capital spending by the manufacturing sector. These difficult economic times have not singled out PPT. In fact, the machine vision industry as a whole has experienced significant weakness over the past year.

        The Company has responded, however, by reducing operating costs and focusing resources on key product development initiatives. Over the past year the Company has invested in developing new applications for our patented SMITM SpeedScan 3DTM sensor technology and has improved the full range of our 2D systems. These investments have enhanced the quality and effectiveness of our products to better address the needs of our customers. As a result, we believe we are well-positioned to respond to our customers as the economy strengthens.

        Over the past several months, a number of important developments have provided evidence that the investments made by the Company over the past year will provide significant benefits in the months and years ahead. Some of these developments include:

Disk Drive Industry Sales

        In December 2001, the Company announced that it had secured a repeat order for a PPT861 3D inspection system from one of the world's leading manufacturers of hard disk drives. In April 2002, the Company announced that it had received a repeat order for multiple PPT861-HD 3D inspection systems from one of the world's leading manufacturers of hard disk drive components. The Company shipped the repeat order to the disk drive manufacturer during the first quarter of fiscal 2002 and expects to ship the additional PPT861 systems to the manufacturer of hard disk drive components during the second quarter of fiscal 2002. The sale of these additional systems will bring to 19 the number of PPT861 systems sold.

        The PPT861 system is used for profiling and inspection of hard drive suspensions and suspension assemblies, which are critical components used in hard drives. The Company believes that the PPT861 is the only system on the market capable of providing both stand-alone and complete high-speed, in-line, production-level inspection of these hard drive components.

        The Company believes that both repeat sales are significant and positive developments for PPT VISION because they further demonstrate the acceptance of the Company's system throughout the hard drive industry. These customers made their repeat purchase decisions based on a successful experience with their first PPT861 system. The fact that these orders were received in the midst of a down cycle in capital spending in the electronics sector is a positive sign regarding future PPT861 order prospects in the hard drive industry.

Sale to Semiconductor Manufacturer

        In March 2002, the Company received an order for a PPT861-SH™ 2D and 3D inspection system from a major U.S.-based semiconductor manufacturer. The system will be used for high speed scanning and inspection of semiconductor components in strip form, prior to their separation into individual components. Handling components in strips, rather than individually, is an increasingly popular approach used by semiconductor manufacturers in their effort to minimize damage to the fragile components as they go through the various packaging and test operations.

        Utilizing PPT's patented Scanning Moiré Interferometry™ (SMI™) 3D technology, the system performs 3D measurement at speeds many times faster than traditional approaches. In addition, the integrated system incorporates high speed 2D inspection capability utilizing PPT's DSL™ vision system. The result is a comprehensive 2D and 3D inspection of the components, while still in a strip form. The system includes a complete handling solution for the strips, as well as a 2D-Matrix code reader for mapping and reporting inspection results for quality control purposes.

        This order is particularly noteworthy since it validates the Company's strategy of targeting the back-end of the semiconductor manufacturing process as a strong opportunity for the Company's innovative machine vision inspection solutions. The Company believes that the PPT861-SH system is the only system available to handle, scan and inspect semiconductor components in strips—an emerging and increasingly preferred method of handling components in the back-end of the semiconductor manufacturing process. The PPT861-SH system is capable of scanning, at very high speeds, both leaded and balled components, and its versatility, speed and inspection accuracy provide a competitive advantage over several competitors for this important market application.

        This order is also significant because it involves both a 3D unit and a 2D unit, demonstrating the cross-selling synergies between the Company's core product offerings. As the global economy expands, we believe that this niche market offers substantial potential for the Company's 2D and 3D machine vision systems and services.

Introduction of Impact 2D Inspection System

        The Company has also been working to enhance the price/performance capabilities of its core 2D product line. In this regard, the Company has recently made several enhancements to expand the applications for the Passport and Scout products. These include enhancements to the Company's proprietary VPM Software as well as the introduction of new high-resolution, remote head and low-cost digital cameras. In addition, PPT recently introduced Impact, a high performance 2D inspection system with strong, general purpose graphical user interfaces offered at a lower price.

        The Company believes that Impact will provide machine vision inspection solutions to customers who have not in the past considered such systems. While the Passport/Scout product line was primarily targeted at end users, the Impact product will enable PPT to target system integrators and OEM's, thereby opening up major new sales opportunities. The Company has demonstrated the system to several "beta" users for inspection of marks and leads on electronic components, the initial targeted OEM market. Mark and lead inspection is one of the largest OEM application niches and the Company expects demand in this area to rebound strongly.

        The Company is pursuing a two-part marketing strategy with the Impact. The first involves vertical market OEM opportunities with an application-specific graphical user interface ("GUI"). An example of this is the mark and lead inspection application described above. The second marketing strategy involves targeting system integrators and large end-users by offering Impact with its strong, general-purpose, easy-to-use GUI and powerful programmability for integration into a wide variety of potential manufacturing processes.

Industry Recovery

        The Company has recently seen an increase in business activity that the Company believes will translate into improved operating results in the quarters ahead. This belief is supported by manufacturing industry developments, including recent industry indices such as the February 2002 and March 2002 ISM (Institute for Supply Management) Index which indicated positive economic growth.

USE OF PROCEEDS

        The net proceeds to the Company from the sale of the Units hereby are estimated to be approximately $5.4 million, after deducting the estimated offering expenses if the offering is fully subscribed. If the offering is fully subscribed and the Warrants contained in the Units are exercised, then the Company will receive additional proceeds of approximately $6.8 million. The Company intends to use the net proceeds for working capital associated with expanded sales and marketing, international distribution, research and product development and other general corporate purposes. Pending such uses, the net proceeds are expected to be invested in short-term, investment grade securities.

        There can be no assurance that the maximum will be achieved. There is no underwriter or selling agent for the offering. Some of the existing shareholders of the Company have advised the Company, however, that they intend to exercise their rights. See "Description of Securities and Terms of Offering—Commitment of Current Shareholders."

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Common Stock

        The Company's Common Stock trades on the Nasdaq Stock Market under the symbol "PPTV." The following table sets forth the high and low closing sale prices of the Company's Common Stock on the Nasdaq Stock Market as reported by Nasdaq.

	High	Low
Fiscal 2002
First Quarter	$1.64	$1.27
Second Quarter (through April 1, 2002)	$1.50	$.96
	High	Low
Fiscal 2001
First Quarter	$4.39	$2.75
Second Quarter	4.63	2.38
Third Quarter	3.50	2.10
Fourth Quarter	2.33	1.35
	High	Low
Fiscal 2000
First Quarter	$4.63	$2.94
Second Quarter	7.25	3.56
Third Quarter	5.63	4.25
Fourth Quarter	6.00	4.19

        On January 18, 2002, there were approximately 575 holders of record of the Company's Common Stock. This figure does not reflect more than 2,000 beneficial stockholders whose shares are held in nominee names.

Dividend Policy

        The Company has never declared or paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

BUSINESS

        PPT VISION, Inc. designs, manufactures, markets, and integrates 2D and 3D machine vision-based automated inspection systems for manufacturing applications. Machine vision-based inspection systems enable manufacturers to realize significant economic paybacks by increasing the quality of manufactured parts and improving the productivity of manufacturing processes. The Company's 2D machine vision product line is sold on a global basis to end-users, system integrators, and original equipment manufacturers (OEM's) primarily in the electronic and semiconductor component, automotive, medical device, and packaged goods industries. The Company's SpeedScan 3D™ sensor, incorporating the Company's patented high-speed Scanning Moiré Interferometry™ technology, is sold to original equipment manufacturers for specific applications. The Company's PPT861™ 3D scanning system, which uses the Company's SpeedScan 3D sensor, is an application-specific inspection solution targeted at inspection of leaded and bumped components in the semiconductor back-end manufacturing process, inspection of surface-mount electronic connectors, and inspection of components used in hard disk drives.

What Is Machine Vision?

        A machine vision system consists of computer software and hardware working together with cameras and lighting to capture images of products as they are being manufactured. This prevents defective products from being shipped to consumers and helps manufacturers improve their processes and reduce costs. Commercial use of machine vision technology for manufacturing quality control began to emerge in the early 1980s. However, machine vision systems at that time were complex to program and maintain, difficult to install, limited in performance and not cost-effective. Through advances in microprocessor and software technologies, these barriers have been removed, enabling machine vision to emerge as a powerful process control technology that allows manufacturers to improve quality and increase productivity.

The Machine Vision Market

        The machine vision market is large and highly fragmented with over 200 machine vision suppliers around the world. Many are very small companies focusing on niche applications or niche technologies. A small handful of competitors such as Cognex or Orbotech have emerged as large, global competitors. The Automated Imaging Association ("AIA") estimates that the North American market for machine vision systems in 2000 was approximately $2.1 billion, with worldwide levels estimated at approximately $5.5 billion. The AIA expects this market to grow at approximately 12% per year over the next 5 years. Demand for machine vision systems comes from end-user manufacturers who apply these systems as an integral part of their manufacturing process, original equipment manufacturers ("OEMs") who incorporate machine vision systems into their products, systems integrators and machine builders.

        A key factor in the expansion of the machine vision market has been growth in the demand for machine vision systems in the semiconductor and electronics industries. The growth in demand for personal computers, cellular communications and other electronic devices, as well as the increase in electronic components inside other products such as consumer appliances and automobiles, is stimulating demand for electronic and semiconductor components. For example, VLSI Research, Inc., an independent technology research firm, projects that the demand for lead inspection equipment will grow from $185 million in 2000 to $400 million in 2004. In an effort to rapidly improve and increase manufacturing capability, while at the same time introducing innovative new designs and improving quality, manufacturers of these components are increasingly turning to machine vision as a vital part of their manufacturing process.

        The growth of the end-user machine vision market is also being driven by global competitive trends, which have led manufacturers worldwide to redesign manufacturing processes in order to reduce cost and increase productivity and quality. In order to meet today's manufacturing quality requirements, statistical sampling methods are often insufficient and 100% inspection is required. To accomplish these objectives, manufacturers are increasingly adopting machine vision solutions.

        Manufacturers are demanding expanded capabilities from machine vision systems, including faster processing capabilities and greater ease of use. Manufacturers are also demanding more comprehensive services from machine vision providers, including application engineering, technical support and training. Furthermore, manufacturers are seeking the ability to monitor trends, to better comprehend the manufacturing process and to identify problems. In addition, manufacturers are being challenged to maintain high production levels that require rapid set up times, flexibility and seamless networking with the host manufacturing control system to provide comprehensive diagnostic and process control feedback.

Business Strategy

        The Company's objective is to be a worldwide leader in the design, manufacture, marketing and integration of 2D and 3D machine vision-based automated inspection systems for manufacturing applications. Through the successful integration of the Company's five core competencies, including image acquisition, image processing, application development software, optics and illumination, and vision system integration, the Company believes it will be able to meet its objective and successfully implement its strategy.

  Key elements of the Company's strategy include:

  •
  Providing Complete Solutions: The Company focuses on providing complete machine vision solutions to end-user manufacturers, OEM's, system integrators and machine builders. PPT VISION is pursuing what it believes to be the most fully vertically integrated business model in the industry, including designing, manufacturing, marketing and integrating complete machine vision solutions. The Company believes this provides it with a competitive advantage in delivering cost-effective, complete vision solutions.

  •
  Extending Technology Leadership in Speed and Ease-of-Use: The Company is continuing to aggressively invest in next generation software and hardware architectures that will expand its lead in speed, ease-of-use and the ability to deliver cost-effective complete solutions to its customers.

  •
  Targeting Expanding Markets Through Continued Development of Application-Specific Software Tools and Hardware Products: The Company's application-specific software tools are a proven solution for a wide variety of inspection applications. In response to the worldwide expansion of the semiconductor and electronics industries, the Company is developing additional software tools and hardware products for electronic component, electronics and semiconductor applications.

  •
  Providing a Superior Level of Value-Added Application Engineering Support: The Company delivers a high level of value-added application engineering support to its end-user customers through its own in-house applications engineering resources and through its network of value-added system integrators and international distributors. Manufacturing end-users increasingly want to concentrate their engineering expertise on the products they manufacture, not on engineering machine vision systems. They are seeking complete machine vision solutions with associated application engineering support on an on-going basis.

  •
  Increasing International Market Presence: The Company is aggressively focusing on increasing its market share in the worldwide machine vision market. The Company believes international markets represent a significant opportunity and intends to capture a significant share of this market through investment and expansion in its international sales distribution and support infrastructure. In fiscal 2001, 55% of the Company's revenues came from customers based outside of the United States.

Products

        The Company designs, manufactures, markets and integrates machine vision-based automated inspection systems for manufacturing applications such as electronic and mechanical assembly verification, verification of printed characters, packaging integrity, surface flaw detection, and gauging and measurement tasks. A machine vision system is a combination of cameras, lighting, and computer hardware and software working together to capture and analyze images of moving parts to determine if the parts match a defined standard. Machine vision-based inspection systems enable manufacturers to realize significant economic paybacks by increasing the quality of manufactured parts and improving the productivity of manufacturing processes. The Company's vision systems are sold throughout the Americas, Europe and Asia to a broad range of industry categories, including automotive, electronic and semiconductor components, consumer goods, medical devices, pharmaceuticals and plastics.

        The Company's machine vision systems are primarily targeted at providing manufacturers with 100% inspection in high speed, discrete part manufacturing applications. This typically replaces older off-line, random sampling techniques or human vision inspection techniques as a means of monitoring quality. The Company's machine vision systems enable manufacturers to achieve zero defect production.

        The Company's family of machine vision systems, which include its proprietary Vision Program Manager™ (VPM) graphical programming software, provide significant performance advantages that meet manufacturers' critical requirements. These requirements include high speed, flexibility, ease-of-use, networkability and statistical feedback, all without sacrificing performance. All PPT VISION systems are supported by the Company's focus on providing its customers with complete solutions, not just components, and a major commitment to providing its customers with value-added application engineering services.

        The Company has developed products that have specific advantages in terms of speed and ease-of-use. Many of the Company's machine vision systems are capable of operating at speeds over 10,000 parts per minute performing 100% inspection. This speed can be critical to successfully employing machine vision in many applications. PPT VISION also pioneered the use of an icon-based visual programming system (i.e. VPM) operating in the Microsoft® Windows™ environment. Users are able to program the Company's systems by creating a flowchart of icons linked together rather than having to write a computer program in a programming language such as "C" or using a complex menu-based system. This results in lower cost and less time for implementation.

        Passport DSL™ and Scout DSL™ (Digital Serial Link).    The Company introduced its completely digital machine vision systems, the patented Passport DSL and Scout DSL, in fiscal 1998. These products offer an integrated network of cameras, lighting, image processors and hubs, which together form a complete machine vision system.

        The Passport DSL and Scout DSL systems are completely digital, which results in much greater accuracy and repeatability than traditional analog systems. These DSL systems feature PPT's Vision Program Manager (VPM) software, a powerful, graphical programming interface that requires no programming expertise and operates in the Microsoft® Windows™ environment. The Passport DSL and Scout DSL both incorporate a fully integrated Pentium-based PC, which can be easily added onto a factory network, allowing for a full range of control and monitoring capabilities and an easy way to import or export process information and images. The DSL systems support a network of up to 16 asynchronously functioning cameras that capture non-interlaced video images at rates up to 4,000 full frames per minute. To complement the DSL product family, the Company has also developed the DSL5000, DSL5600, DSL6000 and DSL7500 digital cameras.

        Passport™ 440, Passport™ 240, and Scout™ Machine Vision Systems.    The Passport 440 is designed to operate with up to four asynchronously functioning cameras for multiple inspection views and complex imaging tasks. The Passport 240 has all of the basic capabilities of the Passport 440 in a two-camera model. Both systems are housed in industrially rugged enclosures and are capable of operating at speeds over 10,000 inspections per minute. The Scout is a cost-effective machine vision system designed for industrial applications that do not require rugged enclosures. It is packaged in a non-industrial style enclosure and is capable of running two cameras with speed and power similar to that of the Passport 240.

        SpeedScan 3D™ Sensor.    The SpeedScan 3D Sensor is based on PPT's patented Scanning Moiré Interferometry™ (SMI™) 3D technology. This Sensor is capable of real-time calculation of 3D topography in a single pass at a very high scan speed. SMI is a patented, unique technology for high speed, high accuracy 3D scanning. It is an area-scanning technology that gathers height data at rates many times faster than conventional laser-based sensors. SMI is especially suitable for applications in the semiconductor and electronics industries, such as IC coplanarity (BGA, µBGA, QFP), connector coplanarity, solder paste volume and hard drive components.

        PPT861™ Inspection System.    The PPT861 is an application-specific inspection solution utilizing the Company's core 2D and 3D vision technology for three target markets: inspection of leaded and bumped components in the semiconductor back-end manufacturing process, inspection of surface-mount electronic connectors, and inspection of components used in hard disk drives.

        The PPT861 is a high-speed, semi-automated, high resolution, 3D scanning station. The PPT861 provides the flexibility to scan a wide range of in-tray semiconductor packages including QFP, BGA, CSP and µBGA, as well as electronic connectors and hard drive components. Using the Company's patented SMI 3D technology, the PPT861 delivers precise measurements at greatly enhanced throughput rates as compared with traditional inspection techniques. With the addition of the optional 2D module, the PPT861 provides a comprehensive solution for critical measurement and inspection requirements. The PPT861 can be configured to operate in either an in-line or stand-alone mode, providing capabilities for both small lot production and high volume applications. All scanning and motion parameters are programmable to allow the inspection of a broad range of component types with varying size and thickness.

Markets And Customers

        The Company sells its products to a broad range of industries, including manufacturers of electronic and semiconductor components, pharmaceuticals, medical devices, automotive components, consumer products and plastics. As of January 31, 2002 the Company had sold more than 4,300 machine vision systems to over 320 customers since inception.

        In each of the past several years, the Company has had one or more customers that have accounted for ten percent or more of the Company's net revenues. During fiscal 2001, Tokyo Weld, Co., Ltd. accounted for 22% of net revenues, and revenue from Simac Masic B.V. accounted for 11% of net revenues. During fiscal 2000, revenue from Tokyo Weld, Co., Ltd. accounted for 17% of net revenues and revenue from Tyco International accounted for 12% of net revenues. During fiscal 1999, revenue from Philip Morris Incorporated accounted for 27% and Simac Masic B.V. accounted for 13% of net revenues. The loss of, or significant curtailment of purchases by, any of the Company's principal customers could have a material adverse effect on the Company's results of operations.

Sales, Marketing And Customer Support

        The Company sells its products primarily on a direct basis in the United States to end-users, system integrators, machine builders and OEMs. Outside the United States, the Company sells primarily through a network of distributors covering Europe, Asia and South America. The Company markets its products through appearances at industry trade shows, advertising in industry trade journals, articles published in industry and technical journals, its own website and through direct-selling in specific vertical markets. In addition, the Company's strong customer relationships serve as valuable references.

        The Company focuses on delivering a high level of value-added applications engineering support to its end-user customers through its own in-house applications engineering resources. The Company also provides extensive training opportunities for its customers, either at the Company's facilities or on-site at the customer's facilities.

        The following table sets forth the percentage of the Company's net revenues (including sales delivered through international distributors) by geographic location during the past three years:

	Year Ended October 31,
	2001	2000	1999
United States	45%	52%	74%
Europe and Canada	13%	12%	13%
Asia-Pacific	40%	31%	12%
South America	2%	5%	1%

        Substantially all of the Company's export sales are negotiated, invoiced and paid in United States dollars. However, the Company will from time to time enter into export sales negotiated, invoiced and paid in foreign currencies.

Backlog

        The Company does not believe backlog is a key indicator of future revenues in the end-user machine vision market. PPT VISION products are typically shipped within 30 days after receipt of an order. The Company believes that maintaining as short a time as practical for delivery is a competitive advantage in the end-user machine vision market. Customers in the end-user machine vision market do not normally place orders for large multiples of units with scheduled deliveries over many months. Rather, end-user machine vision addresses a specific application or problem at a specific manufacturing site.

Research And Product Development

        PPT VISION's products are distinguished by the Company's proprietary technology and its significant commitment to research and product development efforts. The Company's research and product development efforts are focused on its five core competencies: image acquisition, imaging processing, application development software, optics and illumination, and vision system integration. The Company believes that the integration of these core competencies is essential to achieving long term success in the machine vision market. The Company's five core competencies can be described as follows:

        Image Acquisition. This refers to the means and methods by which an image is captured, stored, and then made available for subsequent processing and display. Image acquisition combines the disciplines of photo-optics and electrical engineering.

        Imaging Processing. This refers to the means and methods whereby an image is analyzed or enhanced to produce some desired information, measurements or results. Image processing combines the disciplines of software engineering, mathematics, algorithm development and electrical engineering to implement efficient solutions to computationally complex problems. Typical image processing tasks include real-time inspection, guidance, gauging and recognition.

        Application Development Software. This refers to the means and methods whereby a machine vision system is configured and controlled. The development and support of application development software requires expertise in the disciplines of object-oriented programming, graphical programming environments, man-machine interfaces, device drivers and general software engineering.

        Optics and Illumination. This refers to the means and methods by which a scene is illuminated and optically presented to an input device such as a video camera. Special optics and illumination techniques are often used to reveal features in an image which would otherwise go undetected or to optimize an image for subsequent processing. Optics and illumination draw on skills from the disciplines of physics, mechanical engineering and electrical engineering.

        Vision System Integration. This refers to the means and methods whereby a machine vision system is interfaced to and combined with other factory automation equipment for purposes of creating a complete solution for the customer. This may include the development of application specific solutions for certain vertical market applications along with mechanical fixturing for mounting camera and lighting components, networking and programmable controllers for process control, and reject mechanisms for ejection of defective parts.

        Various configurations of the Company's products include proprietary design work performed by the Company's employees in each of these five areas.

        PPT VISION believes that continued and timely development of new products and enhancements to existing product characteristics are essential to maintaining its competitive position. The Company has committed and expects to continue to commit substantial resources to its research and development effort, which plays a significant role in maintaining and advancing its position as a leading provider of complete machine vision systems. The Company's current research and development efforts are directed to increasing performance in image acquisition, image processing and application development software, which could produce systems with greater speed and accuracy while also providing customers with more expanded software tools. These efforts include the Company's traditional two-dimensional (2D) machine vision systems as well as three- and one-dimensional (3D and 1D) sensor products. Key software products under development will enable support for different hardware and user interfaces, as well as increasing the development speed of application specific software tools. The Company also intends to expand its offerings of application-specific software and hardware products for the industries it identifies as being poised to exhibit significant growth in demand for machine vision solutions, which includes electronics and semiconductors.

        Research and development expenditures were $5.0 million, $5.3 million, $4.5 million and $2.9 million in the fiscal years ended October 31, 2001, 2000, 1999, and 1998, respectively.

Manufacturing

        The Company assembles, configures and tests its products at its suburban Minneapolis facility. The Company's printed circuit boards are custom built by several manufacturers. Although most of the components used in the Company's machine vision systems are available off-the-shelf, some components are available from only a single supplier or from a limited number of suppliers. The Company typically purchases inventory and builds products in response to quarterly sales forecasts, enabling it to ship products within 30 days after receipt of an order.

        Much of the Company's product manufacturing, consisting primarily of circuit board manufacturing and assembly and machined parts production, is contracted with outside vendors. Company personnel inspect incoming parts and perform final assembly and testing of finished products. The Company believes that its outsourcing strategy enables it to focus its resources on the key core competency areas from which it derives its competitive advantages.

Competition

        The machine vision industry is highly fragmented. Currently, no competitor holds a significant aggregate market share percentage, although some dominate individual niches within the overall machine vision industry. The Company believes that over the next several years, the industry will experience a continuing trend toward consolidation. However, given the application-specific nature of the industry, the Company also believes that the machine vision industry will continue to have a relatively large number of competitors focusing on specific niches.

        The Company believes the major competitive factors in the industry are performance, quality, support and price. Although the Company believes that its products are unique, competitors offer technologies and systems that are capable of certain of the functions performed by the Company's products. The Company faces competition from a number of companies in the machine vision market, some of which have greater manufacturing and marketing capabilities and greater financial, technological and personnel resources.

        Although the Company believes that its current products offer several advantages in terms of speed and ease-of-use, and although the Company has attempted to protect the proprietary nature of such products, it is possible that any of the Company's products could be duplicated by other companies in the same general market. There can be no assurances that the Company would be able to compete with similar products produced by a competitor.

Patents And Proprietary Rights

        The Company relies on a combination of patent, copyright, trademark and trade secret laws to establish its proprietary rights in its products. The Company owns several issued and pending United States and international patents for various inventions used in machine-vision, automated inspection and illumination systems. The Company believes that the patents it owns may have been useful in protecting the Company's proprietary products and may be useful in protecting potential future products. The Company also believes its ability to efficiently develop and sell high performance, cost-effective vision systems on a timely basis, whether patented or not, is crucial to the Company's future success. The Company requires each of its employees to enter into standard agreements pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries.

        A number of users of machine-vision technology have received notice of alleged patent infringement from, or have been sued by, the Lemelson Medical, Education and Research Foundation Limited Partnership ("Lemelson Foundation") alleging that their use of machine-vision technology in their production processes infringes certain patents issued to Jerome H. Lemelson. Certain of these users have notified the Company that, in the event it is subsequently determined that their use of the Company's products in their production processes infringes any of Mr. Lemelson's patents, they may seek indemnification from the Company for damages or expenses resulting from this matter. The Company believes that it has defenses to such indemnification claims. To date, the Company has received no actual claims for indemnification. The Company cannot predict the outcomes from the claims of alleged infringement made by the Lemelson Foundation or the effect of such outcomes on the operating results of the Company.

        The Company has obtained United States federal registration for its "PPT", "PPT VISION", "Passport", "Scout", "Passport DSL" and "Scout DSL" trademarks. The Company intends to file for federal registration of additional trademarks in the future. Although no assurance can be given as to the strength or scope of the Company's trademarks, the Company believes that its trademarks have been and will be useful in developing and protecting market recognition for its products.

Employees

        As of January 15, 2002, the Company had 89 full-time employees, including 39 employees in research and development, 27 in sales, marketing and application engineering, 17 in manufacturing and 6 in finance and administration. To date, the Company has been successful in attracting and retaining qualified technical personnel, although there can be no assurance that this success will continue. None of the Company's employees are covered by collective bargaining agreements or are members of a union. The Company has never experienced a work stoppage and believes that its relations with its employees are excellent.

DESCRIPTION OF SECURITIES AND TERMS OF OFFERING

        The Units issuable upon subscription of the Rights are being offered to holders of the Company's Common Stock. Each current Shareholder will have the Right to purchase the Units in the manner described below.

Units

        Each Unit consists of one share of Common Stock and a Warrant to purchase an additional one-half share.

Common Stock

        The Company is currently authorized to issue 20,000,000 shares of Common Stock, $.10 par value. Holders of the Common Stock do not have pre-emptive rights to purchase additional shares of Common Stock or other subscription rights. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefore, when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to Shareholders. All outstanding shares are, and all the shares to be sold and issued as contemplated hereby in the Units, will be fully paid and non-assessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board may deem appropriate without further Shareholder action.

        Each share of Common Stock is entitled to one vote per share on all matters on which a Shareholder is entitled to vote. The shares of Common Stock do not have cumulative voting rights. The Bylaws of the Company require that only a majority of the issued and outstanding shares of the Company be represented to constitute a quorum and transact business at a Shareholders meeting.

        Wells Fargo Shareowner Services is the transfer agent for the Common Stock of the Company and will be the transfer agent for the Warrants.

        As of the Commencement Date, the Company had outstanding 5,512,118 shares of Common Stock.

        Each holder of Common Stock has the right to purchase one Unit for every share of Common Stock owned at the Rights Exercise Price. To the extent that the Shareholder is an Individual Retirement Account or other qualified plan, the Rights may be exercised by the beneficial owner of the plan in either a representative capacity on behalf of the plan, or personally in the beneficial owner's name.

Warrants

        Each Unit contains a Warrant to purchase a one-half share of Common Stock. The Warrants are exercisable at a price of $2.50 per share and expire on September 30, 2003.

Procedure for Exercise of Rights

        Each holder of Common Stock is being sent a Rights Certificate with a Subscription Agreement representing the number of Rights to which such Shareholder is entitled.

        Shareholders should complete the Subscription Agreement and return it to the transfer agent at

Wells Fargo Bank MN, N.A.
161 N. Concord Exchange
South St. Paul, MN 55075
Attn: Corporate Actions, PPT Vision Rights Offering

together with a check, bank check or money order payable to Wells Fargo Bank MN, N.A. in the amount of the aggregate Rights Exercise Price.

Withdrawal Rights; Extension of Offering

        Shareholders will not have the right to revoke subscriptions for Units pursuant to the exercise of Rights, the Oversubscription Privilege, or the 1000 Unit Right once properly completed subscription forms accompanied by payment have been received by the transfer agent.

        If at any time during the Offering Period, the Rights Exercise Price is lowered, all persons exercising Rights will be notified of and receive the benefit of such lower price.

        In the event the Offering Period is extended for any reason, the Company will give prompt notice of such extension by a press release or other public announcement.

Oversubscription Privilege

        Shareholders who exercise their entire Rights will also have the opportunity to subscribe for additional Units in an amount up to the number of Rights exercised by such Shareholders, subject to availability. Shareholders that wish to subscribe for such additional Units shall complete the appropriate "Oversubscription Privilege" provision of the Subscription Agreement and enclose payment. To the extent that there is an insufficient number of Units to fill all Oversubscriptions, the available Units will be allocated on a pro rata basis.

1000 Unit Right

        The Company believes it has a number of Shareholders that hold fewer than 1000 shares. Because of the fact that a person holding a small number of shares of the Company's Common Stock might pay a disproportionately high level of commissions upon sale of the Company's shares, the Company has granted all Shareholders the rights to purchase up to 1000 Units regardless of the number of shares owned.

        Accordingly, as an alternative to exercising its Rights and Oversubscription Privilege, each Shareholder is given the right to purchase 1000 Units at the Rights Exercise Price. The Company believes that a Shareholder holding a limited number of shares may choose to exercise the 1000 Unit Right to increase his or her holdings above 1000 shares whereas otherwise such a Shareholder might choose not to participate in this offering.

        For example, if a shareholder owns 60 shares, the shareholder could exercise his Rights for 60 Units, and if he chooses to fully elect the Oversubscription Privilege, could require 60 more Units to bring his share total to 180, with Warrants to purchase an additional 60 shares. Under the 1000 Unit Right, the Shareholder could purchase 1000 Units and increase share ownership to 1060 shares and would also own Warrants to purchase an additional 500 shares.

Distribution of Units Not Allocated

        Should any Units remain at the close of this Offering, Shareholders who fully exercise the Rights offered and indicate an interest to purchase additional shares may be offered the opportunity to do so.

Minimum Purchase Amount

        Because of the processing costs involved in administering this Offering and the Company's belief that few, if any, Shareholders would purchase less than 100 Units, the Company is requiring that any Shareholder that wishes to purchase Units in this offering purchase a minimum of 100 Units.

Determination of Rights Exercise Price

        The offering price of the shares of Common Stock to be issued pursuant to the Rights Offering was determined by the Company and its Board of Directors after reviewing the Company's financial position, and its short and long-term business prospects and market conditions.

Commitment of Current Shareholders

        The Company's largest Shareholder, P.R. Peterson, and each of the other three non-employee directors of the Company have advised the Company that they intend to exercise in full their Rights to purchase Units in this offering. As of the record date, these directors owned or controlled a total of 1,342,607 shares of Common Stock and they will be granted Rights to purchase 1,342,607 Units. The total includes the right to purchase 549,084 Units held by ESI Investment Co. Mr. Peterson is a controlling shareholder of the parent corporation of ESI Investment Co. The directors have not advised the Company whether or not they will exercise their Oversubscription Privilege Rights, but will have the same ability to exercise Oversubscription Privilege Rights as other shareholders of the Company.

Option Cancellation

        In January 2002, the Company cancelled a total of 211,650 stock options that were outstanding, including 112,500 options issuable to three executive officers. All the options that were cancelled had been outstanding for over four years and were exercisable at a price of $5.00 or more. The Company intends to grant new options to these employees in July 2002.

Amendment of Shareholder Rights Plan

        On June 2, 1999 the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan is designed to deter certain coercive or abusive takeover tactics and to encourage third parties interested in acquiring the Company to negotiate with the Board and otherwise assist the Board in representing the interests of all shareholders. The Rights Plan does not deter negotiated mergers or business combinations that the Board determines to be in the best interests of the Company and its shareholders. The terms of the Rights are set forth in a Rights Agreement dated as of June 2, 1999, as amended (the "Rights Agreement") between the Company and Wells Fargo Shareowner Services, as Rights Agent.

        Under the Terms of the Rights Plan, in the event that any person becomes the beneficial owner of 20% or more of the voting power of the Company in a transaction that has not previously been approved by a majority of the independent directors, ten (10) days thereafter (the "Flip-In Event") each holder of a Right will thereafter have the right to receive, in lieu of shares of the Company's Series A Junior Participating Preferred Stock ("Preferred Stock"), upon exercise thereof at the then-current Purchase Price of the Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) that has a value of two times the Purchase Price of the Right (such right being called the Flip-In Right). Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

        In addition, in the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, common stock of the acquiring entity that has a value of two times the Purchase Price of the Right (the "Flip-Over Right"). The Flip-Over Right is in addition to the Flip-In Rights and will survive any exercise of a Flip-In Right.

        On October 13, 1999, PPT Vision, Inc. announced that its Board of Directors had amended the terms of the Rights Agreement to enable Mr. Peter R. Peterson, a member of the Board of Directors of the Company to purchase up to thirty percent (30%) of the Common Stock of the Company without being deemed an "Acquiring Person" within the meaning of the Rights Agreement.

        On March 11, 2002, the Board of Directors amended the terms of its Rights Agreement, to exclude Mr. Peterson and entities controlled by Mr. Peterson completely from the definition of an "Acquiring Person" within the meaning of the Rights Agreement. The twenty percent (20%) standard for Acquiring Person under the Rights Agreement remains in effect for all other shareholders of PPT Vision, Inc.

        In amending the Rights Agreement to exempt Mr. Peterson, the Board noted that Mr. Peterson was a founder of the Company and had been a director of the Company for substantially all the Company's existence. The Board therefore found that there were important reasons to distinguish Mr. Peterson from other people that might acquire increasing percentages of the Company's stock. Mr. Peterson, together with other directors of the Company, has agreed to participate in the Rights Offering. Depending on the level of participation by Mr. Peterson and other shareholders in the offering, in the absence of the amendment of the Rights Agreement, the participation of Mr. Peterson might result in a determination that Mr. Peterson was an "Acquiring Person" within the meaning of the Rights Plan, which would be inconsistent with the intent of the Rights Plan. For these reasons, the Board determined that it was appropriate for Mr. Peterson to be exempt from the ownership limitations contained in the Rights Plan.

FEDERAL INCOME TAX CONSIDERATION

        The following discussion summarizes all material federal income tax consequences to Shareholders relating to the distribution of the Rights and the acquisition of shares pursuant to the exercise of the Rights and the acquisition of shares pursuant to the exercise of the Rights and the Oversubscription Privilege. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations (the "Regulations" and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this Prospectus. Each Shareholder should be aware that the Code, the Regulations and any interpretation thereof are subject to change and that any change could be applied retroactively. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Shareholder in light of his or her personal investment circumstances or to certain types of Shareholders subject to special treatment under the federal income tax laws (for example, banks, insurance companies, tax-exempt entities and foreign taxpayers) and does not discuss any aspects of state, local or foreign tax laws. Each Shareholder is urged to consult his or her own tax advisor to determine the particular tax consequences to such Shareholder (including the applicability and effect of the constructive ownership rules and state, local, foreign and other tax laws) of the distribution of the Rights and the acquisition of shares.

Receipt of the Rights

        No gain or loss will be recognized by the Shareholder upon receipt of the Rights, the related Oversubscription Privilege or the 1000 Unit Right.

Exercise of the Rights and the Oversubscription Privilege

        No gain or loss will be recognized by Shareholders upon exercise of the Rights, the Oversubscription Privilege or the 1000 Unit Right. The holding period of the shares will commence at the time the Rights, Oversubscription Privilege or 1000 Unit Right with respect to such shares are exercised.

Basis of the Rights and the Shares

        Except as described below, upon exercise of the Rights, the tax basis of the Rights will be determined by allocating the tax basis of the Common Stock with respect to which the distribution was made (the "Old Shares") between the Old Shares and the Rights in proportion to their relative fair market values on the date of distribution. If the fair market value on the date of distribution is less than 15% of the fair market value of the Old Shares on such date, however, the tax basis of the Rights will be zero unless the Shareholder makes an irrevocable election to allocate part of the basis of the Old Securities to the Rights as described in the preceding sentence. The election is to be made by attaching a statement to the Shareholders federal income tax return filed for the taxable year in which the Rights are received. The tax basis of Units will be equal to the sum of the basis of the Rights, if any, and the exercise price paid for the Units.

Expiration of Unexercised Rights

        If the Rights received by the Shareholder are not exercised and are allowed to expire, no adjustment will be made to the basis of the Old Security held by such Shareholder and no income or loss will be recognized by such Shareholder on the expiration of such Rights.

Sales of Shares

        A Shareholder selling or disposing of shares will recognize gain or loss equal to the difference between the amount received upon the sale and the basis of such shares. Such gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the Shareholder and will be long-term capital gain or loss if the Shareholder holds the shares for more than one year prior to the sale.

LEGAL MATTERS

        The validity of the shares included in the Units and issuable upon exercise of the Warrants included in the Units will be passed upon by Lindquist & Vennum, PLLP, 4200 IDS Center, Minneapolis, Minnesota 55402.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of PPT Vision, Inc. for the year ended October 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN GET MORE INFORMATION

        This prospectus is a part of a Registration Statement on Form S-3 filed by PPT Vision, Inc. with the Securities and Exchange Commission under the Securities Act of 1933, with respect to the Units. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to PPT Vision and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission.

        PPT Vision files periodic reports, proxy statements and other information with the Securities and Exchange Commission. PPT Vision filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

        PPT Vision incorporates by reference the documents listed below and any filings PPT Vision makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that PPT Vision sells all the securities offered by this prospectus:

  Annual Report on Form 10-K for the year ended October 31, 2001;
  Proxy Statement for the 2002 Annual Meeting of Shareholders to be held on March 19, 2002;
  Quarterly Report on Form 10-Q for the quarter ended January 31, 2002.

        You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning PPT Vision at the following address:

    PPT Vision, Inc.
    12988 Valley View Road
    Eden Prairie, Minnesota
    55344
    (952) 996-9500

PPT VISION	PPT VISION, INC. 12988 VALLEY VIEW ROAD EDEN PRAIRIE, MN 55344 USA TELEPHONE 952 996 9500 FACSIMILE 952 996 9501

PROSPECTUS

5,513,000 Rights
to Purchase 5,513,000 Units

April 2, 2002

QuickLinks

An investment in the securities offered hereby involves substantial risk. See "Risk Factors" beginning on page 4.
SUMMARY OF PROSPECTUS
RISK FACTORS
RECENT DEVELOPMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
BUSINESS
DESCRIPTION OF SECURITIES AND TERMS OF OFFERING
FEDERAL INCOME TAX CONSIDERATION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN GET MORE INFORMATION